July 2, 2019

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue, Suite 1650
Los Angeles, CA 90071

       Re: HyreCar Inc.
           Draft Registration Statement on Form S-1
           Submitted June 17, 2019
           CIK No. 0001713832

Dear Mr. Furnari:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted June 17, 2019

Description of Capital Stock
Anti-Takeover Effects of Provisions of Our Charter Documents, page 22

1. You state that your certificate of incorporation provides for the Delaware Court of
       Chancery as the sole and exclusive forum for any derivative action subject to "the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. To the extent this provision applies to claims arising under the Securities Act, state here and in the first risk factor on page 15 that: (i) there is uncertainty whether a court would enforce the provision and (ii) that investors cannot
 Joseph Furnari
HyreCar Inc.
July 2, 2019
Page 2
      waive compliance with the federal securities laws. We note that Section 22 of the
      Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217
or Anne
Nguyen Parker, Assistant Director, at (202) 551-3611 with any questions you may have.



                                                             Sincerely,
FirstName LastNameJoseph Furnari
                                                             Division of
Corporation Finance
Comapany NameHyreCar Inc.
                                                             Office of
Transportation and Leisure
July 2, 2019 Page 2
cc:       Alexander T. Yarbrough
FirstName LastName